EXHIBIT 97

Policies and Procedures for the Recoupment of
Compensation for Accounting Restatement
Introduction/Purpose

Bristol-Myers Squibb Company (the “Company”) believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. Therefore, in response to new compensation recovery requirements of the U.S. Securities and Exchange Commission (“SEC”) and the New York Stock Exchange (“NYSE”), the Company’s Board of Directors (the “Board”) has adopted this policy, which provides for the recoupment of certain executive compensation in the event that the Company is required to prepare an accounting restatement of its financial statements due to material noncompliance of the company with any financial reporting requirement under the federal securities laws (this “Policy” or the “Restatement Recoupment Policy”). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the rules promulgated thereunder, and the listing standards of the NYSE.

The Compensation and Management Development Committee of the Board (the “Committee”) shall administer the Restatement Recoupment Policy and shall have full discretion to interpret the Policy and make any and all determinations thereunder. Any determinations made by the Committee shall be final and binding on all affected individuals.
Part I – Accounting Restatement Recoupment

It is the policy of the Board that in the event that the Company is required to prepare an Accounting Restatement (as defined below) of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, the Committee shall reasonably promptly recover any Incentive-Based Compensation (as defined below) received erroneously.

Definitions

•“Accounting Restatement” means an accounting restatement of financial statements that the Company is required to prepare due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including (i) any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. For the avoidance of doubt, under current accounting standards, the following changes to our financial statements would not result in Accounting Restatements:

•restatements resulting solely from the retrospective application of a change in generally accepted accounting principles;
•retrospective revisions to reportable segment information due to a change in the structure of the Company’s internal organization;
•retrospective revisions for stock splits, reverse stock splits, stock dividends or other changes in capital structure;
•retrospective application of a change in reporting entity, such as from a reorganization of entities under common control; and
•retrospective reclassifications due to a discontinued operation.
•“Covered Executives” means the Company’s current or former executive officers (as determined by the Committee in accordance with Section 10D of the Exchange Act, the rules promulgated thereunder, and the listing standards of the NYSE), including the Chief Executive Officer, President, Chief Financial Officer, any principal accounting officer, controller, any vice-president of the Company in charge of a principal business unit, division, or function, any other officer who performs a policy-making function for the Company, any other person who performs similar policy-making functions for the Company, and any other employee who may from time to time be deemed subject to the Restatement Recoupment Policy by the Committee.

•“Financial Reporting Measure” means (i) any measure that is determined and presented in accordance with the accounting principles used in preparing financial statements, or any measure derived wholly or in part from such measure, such as revenues and (ii) stock price and/or total shareholder return. Financial Reporting Measures include, but are not limited to: revenues; operating income; earnings measures (e.g., earnings per share); and any of such financial reporting measures relative to a peer group, where the Company’s financial reporting measure is subject to an accounting restatement. A Financial Reporting Measure need not be presented within the financial statements included in a filing with the SEC.

•“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure:

•“Recoupment Period” means the three (3) completed fiscal years immediately preceding the Trigger Date and any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three (3) completed fiscal years.

•“Trigger Date” means the earlier to occur of: (a) the date the Board, the Audit Committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; or (b) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.

Procedures

1.This Restatement Recoupment Policy shall apply to any Incentive-Based Compensation received by a Covered Executive from the Company on or after October 2, 2023, and be binding and enforceable against all current and former Covered Executives.

2.In the event the Company is required to prepare an Accounting Restatement, the Company shall recover reasonably promptly any Incentive-Based Compensation received erroneously by Covered Executives during the Recoupment Period preceding the Trigger Date.
3.Notwithstanding the foregoing, this Policy shall only apply to Incentive-Based Compensation received on or after the NYSE listing standard effective date. Incentive-Based Compensation is deemed “received” for purposes of this Restatement Recoupment Policy in the fiscal reporting period during which the measure specified in the Incentive-Based Compensation award is attained, even if the vesting, payment or grant of such Incentive-Based Compensation occurs after the end of that period. For example, if the performance target for an award is based on a 2023 financial measure, and such award is paid or issued in 2024, the award will be deemed to have been received in 2023.
4.This Restatement Recoupment Policy applies to all Incentive-Based Compensation received during the Recoupment Period by a person (a) after beginning service as a Covered Executive, (b) who served as a Covered Executive at any time during the performance period for that Incentive-Based Compensation, and (c) while the Company has a class of securities listed on the NYSE. Accordingly, this Policy may apply to a Covered Executive, even if such person is no longer currently employed by the Company.
5.In the event the Company is required to prepare an Accounting Restatement, the amount to be recovered will be the amount of the Incentive-Based Compensation received during the Recoupment Period by the Covered Executive based on the erroneous data that exceeds the amount of Incentive-Based Compensation that would have been received by such Covered Executive had it been based on the corrected results determined through the Accounting Restatement, as determined by the Committee without regard to any taxes paid (the “Overpayment”).
6.If the Committee cannot determine the amount of the Overpayment of Incentive-Based Compensation received by the Covered Executive directly from the information in the Accounting Restatement, such as in the case of Incentive-Based Compensation based on Company stock price or total shareholder return, then it will make its determination based on a reasonable estimate of the effect of the Accounting Restatement. For the avoidance of doubt, the Company will maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE upon request.

7.Any amount of Overpayment of Incentive-Based Compensation to be repaid to the Company or the Company Affiliates under this Restatement Recoupment Policy will be computed without regard to any taxes paid by the Covered Executive.
8.The Committee, will determine, in its sole discretion, the method or methods of recovering Overpayment of Incentive-Based Compensation hereunder, which may include, without limitation:
•(a) requiring reimbursement of cash Incentive-Based Compensation previously paid;
•(b) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards granted as Incentive-Based Compensation;
•(c) offsetting any or all of the Overpayment from any compensation otherwise owed by the Company to the Covered Executive;
•(d) cancelling outstanding vested or unvested equity awards; and/or
•(e) taking any other remedial and recovery action permitted by law, as determined by the Committee.
9.    The right to recovery will be limited to Overpayments received during the Recoupment Period. In no event shall the Company be required to award Covered Executives an additional payment if the restated or accurate financial results would have resulted in a higher Incentive-Based Compensation payment.

Exceptions/Impracticability

The Company shall not be required to recover Incentive-Based Compensation pursuant to this Restatement Recoupment Policy if:
(a)after making a reasonable and documented attempt to recover erroneously awarded Incentive-Based Compensation, the Committee determines that the direct expense paid to a third party to assist in enforcing the Restatement Recoupment Policy would exceed the amount to be recovered;
(b)based on an opinion of home country counsel acceptable to the NYSE, the Committee determines that recovery would violate a home country law adopted prior to November 28, 2022; or
(c)the Committee determines that recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

Effective Date

This Restatement Recoupment Policy shall be effective as of October 2, 2023 or, as applicable, 60 days from the adoption of NYSE’s listing standards complying with Section 10D-1 of the Exchange Act (the “Effective Date”) and shall apply to any Incentive-Based Compensation received after the NYSE listing standard effective date (including Incentive-Based Compensation granted pursuant to arrangements existing prior to the Effective Date).

Part II – Disclosure of Accounting Restatement Recoupment Decisions

The Company will comply with all applicable securities laws and regulations, including mandatory NYSE and SEC disclosure requirements regarding executive compensation and this Policy. The Company may also, but is not obligated to, provide additional disclosure beyond that required by law when the Company deems it to be appropriate and determines that such disclosure is in the best interest of the Company and its stockholders. In particular, the Company will consider making public disclosures whenever a decision has been made to cancel deferred compensation payable to a senior executive because he or she had significant responsibility for a material adverse outcome, so long as the underlying event has already been publicly disclosed in our filings with the SEC.

Part III – General Provisions

1.The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. The Restatement Recoupment Policy is intended to comply with Section 10D of the Exchange Act and the applicable listing requirements of the NYSE and shall be interpreted in a manner consistent with those requirements.

2.The Committee may consult with other Board Committees and any external or internal advisors as it deems appropriate.

3.Nothing in this Policy shall limit or otherwise affect any of the following: (1) management’s or the Board’s ability to take any disciplinary action with respect to any executive or other employee; (2) the Committee’s ability to use its negative discretion with respect to any incentive compensation performance target at any time; or (3) the Committee’s or management’s ability to reduce the amount (in whole or in part) of a current or future bonus or other cash or non-cash incentive compensation award to any executive or other employee for any reason as they may deem appropriate and to the extent permitted by law.

4.The Company shall not indemnify any Covered Executives against, or pay the premiums for any insurance policy to cover, any amounts recovered under this Policy or any expenses that a Covered Executive incurs in opposing Company efforts to recoup amounts pursuant to the Policy.

5.The Board intends that this Policy will be applied to the fullest extent of the law. The Committee may require that any employment or service agreement, cash-based bonus plan or program, equity award agreement, or similar agreement entered into on or after the adoption of this Policy shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, cash-based bonus plan or program, or similar agreement and any other legal remedies available to the Company.

6.This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

Effective December 1, 2023